November 5, 2018

Leslie Ball
Chief Executive Officer and Director
GSRX INDUSTRIES INC.
Building No. 3, P.E. 606, int. Jose Efron Ave.
Dorado, Puerto Rico 00646

       Re: GSRX INDUSTRIES INC.
           Form 10-Q for Fiscal Quarter Ended September 30, 2018
           Filed October 31, 2018
           Amendment 1 Form 10-Q for Fiscal Quarter Ended June 30, 2018 Filed October 25, 2018
           Response Dated October 25, 2018
           File No. 333-141929

Dear Ms. Ball:

       We have reviewed your October 25, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
October 10, 2018 letter.

Form 10-Q for Fiscal Quarter Ended September 30, 2018

Notes to Consolidated Financial Statements
1. Nature of Operations, page 8

1. We reviewed the revisions to your disclosure in response to comment 3. Please address the following:

           You disclose in Note 1 that you acquired the legal rights, permits, licenses and assets
 Leslie Ball
GSRX INDUSTRIES INC.
November 5, 2018
Page 2
          of pre-qualified medical cannabis dispensaries. However, it appears the purchase prices were allocated entirely to licenses. Please tell us why the purchase prices were not allocated to other assets and/or liabilities acquired;

          You disclose in note 6 that you acquired all of the assets relating to a retail cannabis business in Point Arena, Mendocino County, California for total cash consideration of
          $350,000, and that $309,300 of the purchase price was allocated to licenses. Please tell how you allocated the remaining purchase price to other assets or liabilities acquired;

          Please tell us whether you accounted for the acquisitions as business combinations or asset purchases and the basis in GAAP for your accounting citing relevant authoritative literature; and

          Finally, please provide the relevant disclosures regarding business combinations an/or acquisitions of assets as set forth in ASC 805.
2. Summary of Significant Accounting Policies
Inventory, page 10

2. We reviewed the revisions to your disclosure in response to comment 5. Please disclose the basis of stating inventories and consider the disclosing the major classes of inventories in future filings. Refer to ASC 330-10-50-1 and paragraph 6 of Rule 5-02 of Regulation
      S-X . In addition, if substantial and unusual losses result from the application of the rule of lower of cost or net realizable value, please disclose the amount of such losses.
Amendment 1 Form 10-Q for Fiscal Quarter Ended June 30, 2018

2. Restatement of the Consolidated Financial Statements, page 9

3. Please file a report under Item 4.02(a) of Form 8-K regarding non-reliance on previously issued unaudited interim financial statements for the fiscal quarter ended June 30, 2018.
       You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 with any questions.



                                                            Sincerely,
FirstName LastNameLeslie Ball
                                                            Division of
Corporation Finance
Comapany NameGSRX INDUSTRIES INC.
                                                            Office of Consumer
Products
November 5, 2018 Page 2
cc:       Tom Ginerich
FirstName LastName